PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES SIGNATURE OF SALE AND PURCHASE AGREEMENT FOR RECREATIONAL PRODUCTS BUSINESS

Montréal, Dec. 3, 2003 - Bombardier Inc. announced today that it has signed a sale and purchase agreement for its recreational products segment with Bombardier Recreational Products Inc., a corporation formed by Bain Capital, members of the Bombardier family and the Caisse de dépôt et placement du Québec.

On Aug. 27, 2003, Bombardier announced that it had reached an agreement in principle to sell its recreational products business for an aggregate purchase price of $1,225 million, subject to certain price adjustments, for a net purchase price of $1,075 million.

As a result of further negotiations between the Corporation and the Purchaser, the net purchase price has been reduced by an amount of $115 million, primarily due to the continued appreciation of the Canadian dollar relative to the U.S. dollar which adversely affects the value of the recreational products business. Consequently, the revised net purchase price stipulated in the agreement is $960 million, of which $910 million will be paid in cash and $50 million will be paid by the issuance of preferred shares of the Purchaser's parent company.

As is customary for such transactions, cash proceeds will be impacted at closing by adjustments for variation in working capital, pension plan funding and other off balance sheet items. These are currently estimated to be in the range of $160 million in favor of the purchaser.

The transaction is expected to close during the current fiscal year and is subject to the completion of the Purchaser's committed financing, obtaining the consent of governmental authorities and fulfilment of other customary conditions.

"With the signature of this agreement, our recapitalization program is now all but complete," said Paul M. Tellier, President and Chief Executive Officer of Bombardier Inc. "The price adjustment is acceptable given the currency fluctuations which occured since we entered into the initial agreement to sell the recreational products segment. Bombardier Inc. can now focus on its aerospace and transportation operations."

In connection with the sale, the Corporation and the Purchaser will enter into certain other agreements, including a trademark license agreement under which Bombardier will license to the Purchaser certain trademarks which will continue to be owned by Bombardier. In addition, certain floor plan and other financing arrangements will be entered into by the Purchaser with Bombardier Capital.

Bombardier's Board of Directors approved the definitive agreement following a recommendation by the independent committee chaired by L. Denis Desautels. The committee was created to supervise the sale process for the recreational products business and review the related party transaction. In reaching its decision, the Board received fairness opinions confirming the fairness of the consideration for the transaction from its own financial advisor, UBS, and from Morgan Stanley, financial advisor to the independent committee. Directors of Bombardier who are members of the Bombardier family abstained from participating in Board meetings in which the transaction was considered and did not vote on the transaction.

Bombardier Recreational Products designs, develops, builds, distributes and markets Sea-Doo® watercraft and sport boats, Ski-Doo® and Lynx® snowmobiles, Johnson® and Evinrude® outboard engines, Evinrude direct injection and Evinrude E-TEC™ technologies, Bombardier* ATVs, Rotax™ engines and karts, as well as utility vehicles.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
+(514) 861-9481

www.bombardier.com

PRESS RELEASE

03 DEC -5 AM 7:21

BOMBARDIER

BOMBARDIER'S THIRD QUARTER 2003-04 EBT BEFORE THE GAIN ON SALE OF MILITARY AVIATION SERVICES REACHES $165.2 MILLION OR 3.5% OF REVENUES

- **$0.06 earnings per share, excluding gain on sale of Military Aviation Services**
- **Profitability improving at Bombardier Aerospace**
- **Intensified focus on increasing profitability at Bombardier Transportation**

Montréal, Dec. 3, 2003 - Bombardier Inc. today reported its financial results for the third quarter and nine-month period ended Oct. 31, 2003.

Results and highlights of the quarter

- Consolidated revenues of $4.7 billion
- Earnings before income taxes (EBT) of $165.2 million, or 3.5% of revenues, excluding gain on sale of Military Aviation Services
- Bombardier Aerospace signs a contract with SkyWest Airlines for 30 Bombardier* CRJ700* aircraft, valued at approximately $1.2 billion
- New order intake of $1.9 billion at Bombardier Transportation
- Overall backlog reaches $45.8 billion
- Integration of Bombardier Learjet and Bombardier Challenger aircraft assembly and completions in same locations
- Closing of sale of Military Aviation Services for net proceeds of $85.1 million US ($112.3 million)
- Successful closing of $400 million US public asset-backed securities issued in connection with Bombardier Capital's inventory finance receivable portfolios

"Overall, Bombardier's performance this quarter was driven by the increase in profitability at Bombardier Aerospace," said Paul M. Tellier, President and Chief Executive Officer. "Bombardier Transportation did not deliver satisfactory margins however, and we are intensifying our focus on increasing profitability through cost reductions, footprint rationalization and procurement synergies.

"At Bombardier Aerospace, the measures taken to bring costs down have started to take effect and margins are steadily improving," he continued. "From a loss in the first quarter of this year, we moved to a margin of just under 1% in the second quarter, to 3.2% this quarter, before the gain on the sale of Military Aviation Services (MAS). We are integrating into the same locations the manufacturing centres for the assembly and completions of Bombardier* Learjet* and Bombardier* Challenger* aircraft. This will result in savings and improve our competitiveness. With its superior products in the business aircraft segment and the distinct advantages of the Bombardier* CRJ* series, Bombardier Aerospace is well positioned for an upturn in market demand for its products.

"At Bombardier Capital, we are on target, profitability is good, the overall risk is reduced and assets under management are down 34.2% year-to-date. The core business is doing well and excellent progress is being realized in the wind-down portfolios which have been reduced by more than $1 billion during the last quarter and by $2.9 billion year-to-date," he continued.

"Bombardier Transportation is a strong global market leader. Order intake continues to remain solid at $14.5 billion year-to-date and we have a very impressive backlog of $31 billion," said Tellier. "We are taking every step required to deliver on this strong backlog while improving our operational effectiveness to increase profit margins. We will also further strengthen our ability to win bids at the right price so that each new order will contribute positively to overall results.

"I am definitely not satisfied with Bombardier Transportation's results as they are. We are taking decisive action and are acting on every opportunity to take out costs. No stone will remain unturned to enhance profitability and maximize operational effectiveness. We are working closely with our workplace partners in each geography to ensure that our cost reduction plan is flawlessly executed in accordance to local regulations.

"The fundamentals of Bombardier are strong: We have good people, a complete line of products, loyal customers, advanced technologies and real assets," concluded Tellier.

Financial Highlights
(millions of Canadian dollars, except per share amounts)

	Three months ended Oct. 31		Nine months ended Oct. 31	
	2003	2002 (restated)	**2003**	2002 (restated)
Segmented revenues				
Aerospace	**$ 2,338.8**	$ 2,499.0	**$ 7,562.7**	$ 7,902.1
Transportation	**2,303.9**	2,294.2	**7,052.7**	7,007.3
Bombardier Capital (BC)	**141.9**	234.6	**531.8**	648.9
Intersegment revenues	**(46.7)**	(104.3)	**(203.6)**	(304.7)
External revenues	**4,737.9**	4,923.5	**14,943.6**	15,253.6
Income from continuing operations before income taxes				
Aerospace	**172.0**	49.8	**189.3**	133.1
Transportation	**77.7**	106.7	**290.4**	305.8
BC	**13.0**	37.9	**56.1**	89.7
Income from continuing operations before income taxes	**262.7**	194.4	**535.8**	528.6
Income taxes	**90.3**	64.9	**185.3**	176.5
Income from continuing operations	**172.4**	129.5	**350.5**	352.1
Income from discontinued operations – net of tax	**12.4**	51.5	**8.2**	55.8
Net income	**$ 184.8**	$ 181.0	**$ 358.7**	$ 407.9
Earnings per share				
Basic and diluted				
From continuing operations	**$ 0.09**	$ 0.09	**$ 0.20**	$ 0.24
From discontinued operations	**0.01**	0.04	**--**	0.04
	$ 0.10	$ 0.13	**$ 0.20**	$ 0.28
Weighted average number of common shares outstanding during the period (thousands)	**1,748,890**	1,372,887	**1,644,400**	1,372,225

ANALYSIS OF RESULTS

On Aug. 26, 2003, the Corporation reached an agreement for the sale of its recreational products segment. The results of operations, cash flows and the financial position of Bombardier Recreational Products are reported as discontinued operations.

Consolidated results

Consolidated revenues amounted to $4.7 billion for the three-month period ended Oct. 31, 2003, compared to $4.9 billion for the same period last year. For the nine-month period ended Oct. 31, 2003, consolidated revenues reached $14.9 billion, compared to $15.3 billion for the same period last year. These decreases are mainly due to lower revenues in the aerospace segment.

EBT for the three-month period ended Oct. 31, 2003, was $262.7 million, or 5.5% of revenues, compared to $194.4 million, or 3.9% of revenues for the same period last year. The increase is due to higher EBT achieved in the aerospace segment, mainly as a result of the $97.5 million gain on the sale of MAS, partially offset by lower EBT in the transportation and Bombardier Capital segments. Excluding the gain on sale of MAS, EBT for the three-month period ended Oct. 31, 2003 was $165.2 million, or 3.5% of revenues. EBT for the nine-month period ended Oct. 31, 2003 was $535.8 million, or 3.6% of revenues, compared to $528.6 million, or 3.5% of revenues, for the same period last year. EBT for the nine-month period ended Oct. 31, 2003 benefited from special items of $45.1 million ($37.8 million after tax or $0.02 per share) and EBT for the nine-month period ended Oct. 31, 2002, included special charges of $211.4 million ($136 million after tax or $0.10 per share).

Income from continuing operations was $172.4 million, or $0.09 per share, for the third quarter of the current fiscal year, compared to $129.5 million, or $0.09 per share, for the third quarter last year. For the nine-month period ended Oct. 31, 2003, income from continuing operations was $350.5 million, or $0.20 per share, compared to $352.1 million, or $0.24 per share, for the same period last year.

Discontinued operations

Income from discontinued operations (Bombardier Recreational Products) totalled $12.4 million for the third quarter of the current fiscal year, compared to restated income of $51.5 million for the same period last year. Income from discontinued operations totalled $8.2 million for the nine months ended Oct. 31, 2003, compared to restated income of $55.8 million for the nine months ended Oct. 31, 2002. These decreases in income are mainly attributable to a different product mix and lower sales of parts and accessories. Discontinued operations generated revenues of $732 million for the three-month period ended Oct. 31, 2003, compared to $722.4 million for the same period last year and revenues amounted to $1.7 billion for each of the nine-month periods, ended Oct. 31, 2003 and Oct. 31, 2002.

Consolidated net income and backlog

Resulting net income was $184.8 million, or $0.10 per share, for the third quarter of the current fiscal year, compared to $181 million, or $0.13 per share, for the third quarter last year.

On a year-to-date basis, net income totalled $358.7 million, or $0.20 per share, compared to $407.9 million, or $0.28 per share, for the same period last year.

As at Oct. 31, 2003, the order backlog was $45.8 billion, compared to $48.1 billion as at July 31, 2003, and $44.4 billion as at Jan. 31, 2003. The decrease in backlog for the three-month period ended Oct. 31, 2003, is mainly due to the negative impact of the strengthening of the Canadian dollar compared to the U.S. dollar and the euro for approximately $1.6 billion. The increase in backlog for the nine-month period ended Oct. 31, 2003, is mainly attributable to an increase in the transportation segment backlog, partially offset by a decrease in the aerospace segment backlog and the negative impact of the strengthening of the Canadian dollar compared to the U.S. dollar and the euro, for approximately $4 billion.

Bombardier Aerospace

- **Revenues of $2.3 billion**
- **EBT of $172 million**
- **Order backlog of $14.8 billion**
- **Aircraft deliveries totalled 69 compared to 67 in same quarter last year**

Bombardier Aerospace's segmented revenues amounted to $2.3 billion for the three-month period ended Oct. 31, 2003, compared to $2.5 billion for the same period the previous year. This decrease is mainly due to lower deliveries of aircraft interiors, a lower volume of spare parts sales, lower sales of used aircraft and a lower effective exchange rate for the U.S. dollar compared to the Canadian dollar, which had a negative impact of approximately $260 million, partially offset by higher regional jet deliveries and a favourable mix of business aircraft deliveries.

EBT amounted to $172 million, or 7.4% of revenues, for the third quarter ended Oct. 31, 2003, compared to EBT of $49.8 million, or 2% of revenues, for the same period last year. EBT for the third quarter ended Oct. 31, 2003 was impacted by a gain of $97.5 million arising from the sale of MAS. Excluding this gain, EBT amounted to $74.5 million, or 3.2% of revenues. In addition, EBT for this quarter reflected higher regional jets deliveries offset by the continuing weakness in the business jet market and lower spare parts sales.

Aircraft deliveries totalled 69, compared to 67 in the third quarter of the previous fiscal year. This number includes deliveries of 15 business aircraft and 54 regional aircraft.

The aerospace firm order backlog totalled $14.8 billion as at Oct. 31, 2003, compared to $16 billion as at July 31, 2003 and $18.7 billion as at Jan. 31, 2003. The reduction in the backlog for the three- and nine-month periods ended Oct. 31, 2003, reflects higher deliveries versus orders received, as well as a negative foreign exchange adjustment of approximately $0.9 billion and $1.9 billion respectively, relating to a lower exchange rate for the U.S. dollar compared to the Canadian dollar.

Bombardier Transportation

- **Revenues of $2.3 billion**
- **EBT of $77.7 million**
- **New order intake totalling $1.9 billion for the quarter**
- **Order backlog of $31 billion**

Bombardier Transportation's segmented revenues amounted to $2.3 billion for each of the three-month periods, ended Oct. 31, 2003 and Oct. 31, 2002.

EBT amounted to $77.7 million, or 3.4% of revenues, for the third quarter ended Oct. 31, 2003, compared to $106.7 million, or 4.7% of revenues, for the same period last year. This decrease is mainly due to the settlement of claims in the normal course of business, for approximately $25 million.

Bombardier Transportation's backlog reached $31 billion as at Oct. 31, 2003, compared to $32.1 billion as at July 31, 2003 and $25.7 billion as at Jan. 31, 2003. The decrease in the value of the backlog as at Oct. 31, 2003, compared to July 31, 2003, reflects a negative adjustment of approximately $0.7 billion relating to the weakening of the euro versus the Canadian dollar, and an excess of revenues over order intake of $0.4 billion. For the nine-month period, the increase in the value of the backlog reflects an excess of order intake over revenues of $7.4 billion, partly offset by a negative adjustment of approximately $2.1 billion relating to the weakening of the euro versus the Canadian dollar.

Bombardier Transportation signed contracts for a total value of $1.9 billion during the quarter. Major contracts were with Transit Systems Development LLC (U.S.) for an extension of the Las Vegas Corridor Monorail system, valued at $292 million; with the Verkehrsbetriebe Zürich (Switzerland), the transport authority of the city of Zürich for the supply of 68 Bombardier Cobra* trams, valued at $194 million; and with the Brussels Transport Authority (Belgium) for the supply of 46 Bombardier* Flexity* Outlook trams, valued at $191 million.

Bombardier Capital

- **Revenues of $141.9 million**
- **EBT of $13 million**
- **29.4% reduction of wind-down portfolios for the quarter**

For the third quarter of the current fiscal year, Bombardier Capital's segmented revenues amounted to $141.9 million, compared to $234.6 million for the quarter ended Oct. 31, 2002. This decrease is mainly due to the reduction in the wind-down portfolios and a stronger Canadian dollar relative to the U.S. dollar. The decrease was partially offset by a higher spread for the third quarter of the current fiscal year.

Bombardier Capital's EBT amounted to $13 million, or 9.2% of revenues, for the quarter ended Oct. 31, 2003, compared to an EBT of $37.9 million, or 16.2% of revenues, for the same period last year. This decrease is mainly due to the decrease in net margin from the wind-down portfolios, partially offset by a decrease in non-interest expenses.

Assets under management amounted to $6.4 billion as at Oct. 31, 2003, compared to $9.7 billion as at Jan. 31, 2003. This 34.2% decrease is primarily due to the continued reduction of the wind-down portfolios, particularly the receivable factoring and business aircraft portfolios, as well as a decline in the inventory finance portfolios, partially offset by an increase in the commercial aircraft interim financing portfolio. The strengthening of the Canadian dollar compared to the U.S. dollar also contributed approximately $1 billion to the decrease in assets under management.

The reduction in the wind-down portfolios is proceeding as planned. These portfolios were reduced by $1 billion, or 29.4%, in the third quarter, for an overall decrease of $2.9 billion, or 54.7%, for the first nine months of the current fiscal year.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's annual report for the year ended Jan. 31, 2003, under the heading Risks and Uncertainties in the Management's Discussion and Analysis on the Corporation's Web site.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This release contains analyses based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP) and analyses based on earnings measures, such as EBT and EBIT, as well as net earnings before the gain on sale of MAS. These do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations.

*Trademark(s) of Bombardier Inc. or its subsidiaries.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

03 DEC -5 AM 7:21

BOMBARDIER

BOMBARDIER INC. DIVIDENDS

Montréal, Dec. 2, 2003 - The Board of Directors of Bombardier Inc. has declared today the following dividends:

Class A and Class B Shares

A dividend of $0.0225 per share on Class A Shares (Multiple Voting) and of $0.0225 per share on Class B Shares (Subordinate Voting) is payable on Jan. 31, 2004 to the shareholders of record at the close of business on Jan. 16, 2004.

Holders of Class B Shares (Subordinate Voting) of record at the close of business on Jan. 16, 2004, who have a right to a priority dividend at the rate of $0.0015625 per share per year, payable in quarterly instalments of $0.000390625, will receive the fourth instalment of $0.000390625 per share on Jan. 31, 2004.

Series 3 Preferred Shares

A quarterly dividend of $0.34225 per share on Series 3 Preferred Shares is payable on Jan. 31, 2004 to the shareholders of record at the close of business on Jan. 16, 2004.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 per share on Series 4 Preferred Shares is payable on Jan. 31, 2004 to the shareholders of record at the close of business on Jan. 16, 2004.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information

Dominique Dionne
Vice President, Public Relations and Communication
+(514) 861-9481

www.bombardier.com